NEWS RELEASE

FOR IMMEDIATE RELEASE

CE Franklin Ltd. announces Departure of

Chief Financial Officer

Calgary, Alberta, January 22, 2007 – CE Franklin Ltd. (TSX.CFT, AMEX.CFK) announces that Randall Henderson, CE Franklin Vice President and Chief Financial Officer, is no longer with the company.

"A strong finance team is in place to complete the year end and financial certification.,” said Michael West, Chairman, President and CEO.  “We wish Randy all the best in his next endeavor."

About CE Franklin

CE Franklin distributes products and provides services and solutions to the Canadian oil and gas industry.  These products, services and solutions are used for projects involving drilling and completions, production and maintenance and capital construction.  The Company was established more than 50 years ago and has a network of 42 branches as well as many various inventory stocking points across Canada primarily in the Western Canadian Sedimentary Basin.  All are connected by state-of-the-art technology that provides our customers with a sophisticated supply chain management solution.

Smith International, Inc. is a major shareholder and owns 51%, of the Company’s outstanding shares, and CE Franklin partners with Wilson Supply, a wholly owned subsidiary of Smith International.  CE Franklin trades on the TSX under the symbol CFT and on the AMEX under the symbol CFK.

Our employees are committed to delivering on the promises we have made to our customers, partners, vendors, communities and shareholders. We promise to listen, to improve, to work in partnership, to improve economics, to generate new ideas and to create and build value.

For Further Information Contact:

Investor Relations

800-345-2858

403-531-5604

investor@cefranklin.com

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